

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Mr. Worthing F. Jackman
Chief Financial Officer
Waste Connections, Inc.
2295 Iron Point Road, Suite 200
Folsom, CA 95630

> **Re:** **Waste Connections, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 9, 2010**
> **Response Letter Dated November 5, 2010**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business

"Our Growth Strategy"

Legal Proceedings, page 22

1.   We note in your response to our prior comment number one, that the Chaparral property landfill permit is in abeyance pending the outcome of permitting the new property you purchased from the State of New Mexico. We further note in your response that you have submitted a formal landfill permit application to relocate the planned landfill to the purchased property. You further state that you believe it is "probable" that your application for the planned landfill at the new 325 acre site will be approved. As such, please explain why you believe the portion of the $11.3 million of capitalized costs relating to the original planned site in Chaparral, New Mexico is not impaired. It appears you have taken definitive steps to relocate the landfill site, including an investment decision for land and a separate permit application that you believe is probable of being approved. Please refer to ASC 360-10-35-21 for guidance.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3689 with any other questions.

                                        Sincerely,

                                        John M. Hartz
                                        Senior Assistant Chief Accountant